Supplemental Material for Financial Results for FY2017 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2016												FY2017								FY2017
	1Q (2015/4-6)		2Q (2015/7-9)		3Q (2015/10-12)		9 months (2015/4-12)		4Q (2016/1-3)		12 months (’15/4-’16/3)		1Q (2016/4-6)		2Q (2016/7-9)		3Q (2016/10-12)		9 months (2016/4-12)		Forecast 12 months (’16/4-’17/3)
Vehicle Production (thousands of units)	2,093		2,166		2,146		6,405		2,171		8,576		2,149		2,240		2,240		6,629		—
(Japan) – including Daihatsu & Hino	941		1,000		1,010		2,951		1,030		3,981		934		1,059		1,013		3,006		—
[Daihatsu & Hino]	[193	]	[187	]	[205	]	[585	]	[224	]	[809	]	[194	]	[215	]	[236	]	[645	]	—
(Overseas) – including Daihatsu & Hino	1,152		1,166		1,136		3,454		1,141		4,595		1,215		1,181		1,227		3,623		—
[Daihatsu & Hino]	[80	]	[68	]	[80	]	[228	]	[74	]	[302	]	[86	]	[95	]	[114	]	[295	]	—
North America	527		462		464		1,454		516		1,970		527		508		494		1,529		—
Europe	135		132		152		419		145		565		144		135		175		454		—
Asia	372		438		414		1,224		382		1,605		420		409		434		1,263		—
Central and South America	65		75		55		195		60		255		69		69		76		214		—
Oceania	24		28		23		74		21		95		21		27		22		69		—
Africa	29		31		28		88		17		105		34		33		26		94		—
Vehicle Sales (thousands of units)	2,114		2,164		2,215		6,493		2,189		8,681		2,172		2,191		2,280		6,643		8,900
(Japan) – including Daihatsu & Hino	470		514		493		1,477		583		2,059		511		567		534		1,613		2,210
[Daihatsu & Hino]	[129	]	[137	]	[141	]	[407	]	[186	]	[592	]	[132	]	[146	]	[150	]	[429	]	[610	]
(Overseas) – including Daihatsu & Hino	1,644		1,650		1,722		5,016		1,606		6,622		1,661		1,624		1,746		5,030		6,690
[Daihatsu & Hino]	[76	]	[66	]	[70	]	[212	]	[70	]	[282	]	[72	]	[70	]	[82	]	[223	]	[290	]
North America	729		684		728		2,141		698		2,839		715		684		745		2,145		2,840
Europe	206		201		210		618		226		844		222		212		233		668		950
Asia	328		325		362		1,016		329		1,345		384		381		428		1,192		1,560
Central and South America	98		112		90		299		93		392		101		110		103		313		410
Oceania	62		61		75		198		61		260		64		65		66		194		250
Africa	52		55		44		151		40		191		43		47		44		134		190
Middle East	167		210		211		587		158		744		130		124		125		379		490
Other	2		2		2		6		1		7		2		1		2		5		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,502		2,477		2,652		7,632		2,463		10,094		2,529		2,538		2,645		7,712		10,150
Housing Sales (units)	891		1,533		1,335		3,759		1,992		5,751		1,185		1,611		1,282		4,078		10,700

Supplemental 1

Supplemental Material for Financial Results for FY2017 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2016						FY2017					FY2017
	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	9 months (2015/4-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	9 months (2016/4-12)		Forecast 12 months (’16/4-’17/3)
Foreign Exchange Rates
Yen to US Dollar Rate	121	122	121	122	115	120	108	102	109	107		as premise: 107
Yen to Euro Rate	134	136	133	134	127	133	122	114	118	118		as premise: 118
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.9	45.4	49.5	47.5	44.9	46.8	49.7	49.3	47.9	48.9		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.3	42.3	45.9	43.8	42.0	43.2	47.0	46.1	45.3	46.1		—
Number of Employees	349,131	349,508	349,766	349,766	348,877	348,877	354,974	355,264	357,072	357,072	(Note 1)	—
Net Revenues (billions of yen)	6,987.6	7,103.8	7,339.8	21,431.3	6,971.7	28,403.1	6,589.1	6,481.4	7,084.1	20,154.7		26,500.0
Geographic Information
Japan	3,501.9	3,720.2	3,851.6	11,073.7	3,685.6	14,759.4	3,361.4	3,619.0	3,772.4	10,752.9		—
North America	2,840.4	2,690.3	2,856.9	8,387.7	2,664.1	11,051.9	2,534.5	2,341.8	2,712.2	7,588.6		—
Europe	644.0	665.2	656.9	1,966.2	695.0	2,661.3	621.8	604.0	675.2	1,901.1		—
Asia	1,142.9	1,298.1	1,361.1	3,802.2	1,201.5	5,003.8	1,182.6	1,118.9	1,261.2	3,562.7		—
Other	596.2	588.5	558.8	1,743.6	466.5	2,210.2	521.5	525.0	559.9	1,606.5		—
Elimination	-1,738.0	-1,858.6	-1,945.6	-5,542.3	-1,741.3	-7,283.7	-1,632.8	-1,727.5	-1,896.9	-5,257.3		—
Business Segment
Automotive	6,411.3	6,471.5	6,715.0	19,597.9	6,379.4	25,977.4	6,029.0	5,908.9	6,469.5	18,407.5		—
Financial Services	470.3	479.6	483.9	1,433.9	462.2	1,896.2	438.9	432.0	476.0	1,346.9		—
All Other	256.9	294.5	283.0	834.6	342.7	1,177.3	249.0	283.8	276.0	808.9		—
Elimination	-150.9	-141.9	-142.1	-435.1	-212.7	-647.9	-127.8	-143.4	-137.4	-408.7		—
Operating Income (billions of yen)	756.0	827.4	722.2	2,305.6	548.3	2,853.9	642.2	474.6	438.5	1,555.4		1,850.0
(Operating Income Ratio) (%)	(10.8)	(11.6)	(9.8)	(10.8)	(7.9)	(10.0)	(9.7)	(7.3)	(6.2)	(7.7)		(7.0)
Geographic Information
Japan	475.8	482.3	392.7	1,350.9	326.5	1,677.5	290.3	194.3	209.3	694.0		—
North America	126.8	148.5	150.7	426.1	102.6	528.8	171.4	139.8	70.6	381.9		—
Europe	7.8	22.3	20.5	50.7	21.6	72.4	9.0	25.5	18.1	52.6		—
Asia	100.0	144.0	134.8	378.9	70.2	449.1	127.4	95.3	124.6	347.4		—
Other	38.0	28.8	25.0	91.9	16.9	108.9	27.3	25.5	24.1	77.0		—
Elimination	7.3	1.2	-1.6	6.8	10.2	17.1	16.6	-5.9	-8.3	2.3		—
Business Segment
Automotive	677.5	713.7	607.6	1,999.0	449.9	2,448.9	543.4	393.9	382.7	1,320.1		—
Financial Services	70.1	95.6	99.2	265.0	74.1	339.2	90.2	61.9	42.6	194.8		—
All Other	12.2	14.9	17.8	45.1	21.3	66.5	10.3	16.9	16.5	43.7		—
Elimination	-4.0	2.9	-2.5	-3.5	2.7	-0.7	-1.7	1.8	-3.3	-3.3		—
Income before Income Taxes (billions of yen)	845.2	829.8	777.7	2,452.9	530.4	2,983.3	677.0	499.4	587.5	1,764.0		2,070.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.7)	(10.6)	(11.4)	(7.6)	(10.5)	(10.3)	(7.7)	(8.3)	(8.8)		(7.8)
Equity in Earnings of Affiliated Companies (billions of yen)	100.9	60.7	106.0	267.7	61.3	329.0	90.0	78.3	89.6	258.0		330.0
Net Income (billions of yen)	646.3	611.7	627.9	1,886.0	426.6	2,312.6	552.4	393.7	486.5	1,432.7		1,700.0	(Note 2)
(Net Income Ratio) (%)	(9.3)	(8.6)	(8.6)	(8.8)	(6.1)	(8.1)	(8.4)	(6.1)	(6.9)	(7.1)		(6.4)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	311.3	—	311.3	334.1	645.5	—	300.3	—	300.3	(Note 3)	—
Cash Dividends per Share (yen)	—	100	—	100	110	210	—	100	—	100		—
Payout Ratio (%)	—	25.0	—	—	32.2	28.3	—	32.1	—	—		—
Model AA Class Shares
Cash Dividends (billions of yen)	—	1.2	—	1.2	1.2	2.4	—	2.4	—	2.4	(Note 3)	—
Cash Dividends per Share (yen)	—	26	—	26	26	52	—	52.5	—	52.5		—
Value of Shares Repurchased (billions of yen) [actual purchase]	—	249.1	300.8	549.9	232.6	782.6	147.7	352.2	104.7	604.7	(Note 4)	—
Value of Shares Repurchased (billions of yen) [shareholder return]	—	139.3	—	—	499.9	639.3	—	199.9	—	—	(Note 4) (Note 5)	—
Number of Shares Canceled (thousands)	—	—	80,000	80,000	—	80,000	—	—	75,000	75,000	(Note 6)	—
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,337,997	3,337,997	3,337,997	3,337,997	3,337,997	3,337,997	3,262,997	3,262,997		—
Number of Outstanding Model AA Class Shares (thousands)	—	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100		—

Supplemental 2

Supplemental Material for Financial Results for FY2017 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2016						FY2017					FY2017
	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	9 months (2015/4-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)	2Q (2016/7-9)	3Q (2016/10-12)	9 months (2016/4-12)		Forecast 12 months (’16/4-’17/3)
R&D Expenses (billions of yen)	265.7	264.1	270.3	800.1	255.4	1,055.6	274.1	258.2	261.5	793.9		1,070.0
Depreciation Expenses (billions of yen)	200.3	216.7	226.8	643.9	241.2	885.1	205.8	215.1	225.3	646.3		910.0	(Note 7)
Geographic Information
Japan	99.5	115.7	121.3	336.7	129.4	466.2	111.9	120.2	125.4	357.6		520.0
North America	49.2	49.5	48.9	147.7	46.3	194.0	42.0	43.1	44.0	129.2		165.0
Europe	12.5	12.2	14.2	38.9	18.7	57.7	11.1	11.7	13.3	36.3		55.0
Asia	30.1	32.7	34.3	97.1	36.7	133.9	32.2	31.5	33.1	96.9		130.0
Other	8.9	6.4	7.9	23.3	9.8	33.1	8.4	8.3	9.3	26.1		40.0
Capital Expenditures (billions of yen)	300.1	260.4	303.5	864.1	428.3	1,292.5	253.3	257.8	268.2	779.4		1,340.0	(Note 7)
Geographic Information
Japan	109.1	141.6	145.2	396.0	250.8	646.8	135.1	137.3	133.7	406.2		725.0
North America	57.4	48.6	57.6	163.7	70.4	234.2	70.1	85.3	84.4	239.9		345.0
Europe	10.5	16.4	14.6	41.6	36.1	77.7	10.8	12.9	12.8	36.6		80.0
Asia	90.6	29.2	66.7	186.5	53.1	239.7	29.1	14.4	29.2	72.8		140.0
Other	32.4	24.4	19.2	76.1	17.7	93.9	8.0	7.7	7.9	23.7		50.0
Total Liquid Assets (billions of yen)	8,794.4	9,160.1	9,001.3	9,001.3	9,229.9	9,229.9	8,700.2	8,469.6	8,819.3	8,819.3	(Note 8)	—
Total Assets (billions of yen)	48,821.4	48,574.5	48,922.9	48,922.9	47,427.5	47,427.5	44,524.3	43,776.1	48,111.4	48,111.4		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,205.0	17,039.6	17,287.4	17,287.4	16,746.9	16,746.9	16,127.8	16,391.9	17,293.2	17,293.2		—
Return on Equity (%)	15.2	14.2	14.6	14.7	10.0	13.8	13.4	9.6	11.5	11.2		—
Return on Asset (%)	5.4	5.0	5.2	5.2	3.5	4.9	4.8	3.6	4.2	4.0		—
Number of Consolidated Subsidiaries (including Variable Interest Entities)	—	—	—	—	—	548	—	—	—	—		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	—	54	—	—	—	—		—

Analysis of Consolidated Net Income for FY2017(Note 2) (billions of yen, approximately)	3Q (2016/10-12)	9 months (2016/4-12)
Marketing Efforts	95.0	300.0
Effects of Changes in Exchange Rates	-205.0	-770.0
Cost Reduction Efforts	85.0	305.0
From Engineering	70.0	260.0
From Manufacturing and Logistics	15.0	45.0
Increases in Expenses, etc.	-180.0	-405.0
Other	-78.6	-180.2
(Changes in Operating Income)	-283.6	-750.2
Non-operating Income	93.4	61.3
Equity in Earnings of Affiliated Companies	-16.4	-9.7
Income Taxes, Net Income Attributable to Noncontrolling Interests	65.2	245.1
(Changes in Net Income) (Note 2)	-141.4	-453.3

Supplemental 3